EXHIBIT 99.1

CORAL GOLD RESOURCES LTD.

(an Exploration Stage Company)

Condensed Consolidated Interim Financial Statements

For the nine months ended October 31, 2015 and 2014

(Expressed in Canadian Dollars)

(Unaudited)

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MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The condensed consolidated interim financial statements of Coral Gold Resources Ltd. (the "Company") are the responsibility of the Company's management. The condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and reflect management's best estimates and judgment based on information currently available.

Management has developed, and is maintaining, a system of internal controls to ensure that the Company's assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the annual audit and reviews the condensed consolidated interim financial statements prior to their submission to the Board of Directors for approval.

The condensed consolidated interim financial statements as at October 31, 2015 and 2014 and for the periods then ended have not been audited or reviewed.

"David Wolfin"	"Malcolm Davidson"

David Wolfin	Malcolm Davidson, CPA, CA
President & CEO	Chief Financial Officer
December 21, 2015	December 21, 2015

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CORAL GOLD RESOURCES LTD.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	Note	October 31, 2015	January 31, 2015
		(unaudited)

Assets
Current assets
Cash and cash equivalents		$566,531	$147,575
Other amounts receivable		4,925	17,954
Prepaid expenses		477	448
		571,933	165,977

Exploration and Evaluation Assets	4	19,334,796	19,152,737
Property and Equipment	6	95,269	96,986
Investments in Marketable Securities	7	127,946	146,032
Amounts Receivable from Related Parties	11(b)	60,590	58,903
Reclamation Bonds	8	83,680	655,209
Total Assets		$20,274,214	$20,275,844

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$57,414	$71,761
Amounts payable to related parties	11(c)	83,456	82,892
		140,870	154,653

Reclamation Provision	12	597,799	566,410
Deferred Tax Liability		1,290,000	1,290,000
Total liabilities		2,028,669	2,011,063

Equity
Share Capital	9	45,204,895	45,205,901
Equity Reserves		1,244,412	2,684,849
Accumulated Other Comprehensive Income		75,828	87,588
Accumulated Deficit		(28,289,910)	(29,723,877)
Equity Attributable to Equity Holders of the Company		18,235,225	18,254,461
Equity Attributable to Non-Controlling Interests		10,320	10,320
Total Equity		18,245,545	18,264,781
Total Liabilities and Equity		$20,274,214	$20,275,844

Commitments – Note 13

Approved by the Board of Directors on December 21, 2015:

/s/ David Wolfin	Director	/s/ Gary Robertson	Director

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

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CORAL GOLD RESOURCES LTD.

Consolidated Statements of Operations and Comprehensive Loss

For the three and nine months ended October 31, 2015 and 2014

(Expressed in Canadian dollars)

(Unaudited)

		Three months ended October 31,		Nine months ended October 31,
	Note	2015	2014	2015	2014

Operating and Administrative Expenses
Consulting fees		$-	$4,987	$2,663	$14,681
Depreciation		572	599	1,717	1,797
Directors' fees		4,500	4,500	13,500	13,500
Finance costs	12	4,462	3,949	12,700	10,940
Investor relations		4,751	580	6,548	14,362
Listing and filing fees		19,009	7,574	34,506	27,523
Management fees		7,500	7,500	22,500	22,500
Office and miscellaneous		1,176	3,134	7,805	21,388
Professional fees		21,030	10,861	53,391	45,709
Salaries and benefits		19,742	9,410	51,670	34,640
Share-based payments	10	3,489	24,058	147,538	257,936
Travel		842	535	3,384	4,159
		87,073	77,687	357,922	469,135
Loss before other items		(87,073)	(77,687)	(357,922)	(469,135)
Other items
Interest and other income		12	128	106	552
Foreign exchange gain (loss)		9,240	5,686	(3,501)	9,121
Gain on sale of investment	7	-	7,130	27,059	7,130
Gain on forgiveness of debt		-	-	5,250	-
Gain on settlement of debt		-	-	-	25,719
Net Loss		(77,821)	(64,743)	(329,008)	(426,613)
Other comprehensive loss
Unrealized loss on investment securities	7	(54,913)	(30,154)	(11,760)	(13,809)
Total comprehensive loss		$(132,734)	$(94,897)	$(340,768)	$(440,422)
Loss per share (basic and diluted)		$(0.00)	$(0.00)	$(0.01)	$(0.01)
Weighted average number of common shares outstanding		44,765,554	42,822,891	43,481,587	41,742,319

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

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CORAL GOLD RESOURCES LTD.

Consolidated Statements of Equity

For the nine months ended October 31, 2015 and 2014

(Expressed in Canadian dollars)

(Unaudited)

	Note	Number of Common Shares	Share Capital Amount	Reserve for Stock Options	Reserve for Warrants	Total Reserves	Accumulated Other Comprehensive	Accumulated Deficit	Total Equity Attributable to Equity Holders of the Company
Balance, January 31, 2014		37,773,041	$44,311,995	$841,611	$1,896,583	$2,738,194	$80,461	$(30,035,288)	$17,095,362
Common shares issued for cash:
Private placements		4,150,000	705,500	-	-	-	-	-	705,500
Exercise of warrants		45,000	8,374	-	(1,624)	(1,624)	-	-	6,750
Common shares issued for debt		857,296	180,032	-	-	-	-	-	180,032
Share-based payments		-	-	236,320	21,616	257,936	-	-	257,936
Transfer of expired options and warrants		-	-	(25,339)	-	(25,339)	-	25,339	-
Unrealized loss on investment securities, net of tax		-	-	-	-	-	(13,809)	-	(13,809)
Loss for the period		-	-	-	-	-	-	(426,613)	(426,613)
Balance, October 31, 2014		42,825,337	$45,205,901	$1,052,592	$1,916,575	$2,969,167	$66,652	$(30,436,562)	$17,805,158

Balance, January 31, 2015		42,825,337	$45,205,901	$768,274	$1,916,575	$2,684,849	$87,588	$(29,723,877)	$18,254,461
Common shares issued for cash:
Private placements		3,500,000	-	-	175,000	175,000	-	-	175,000
Less: Share issuance costs		-	(1,006)	-	-	-	-	-	(1,006)
Share-based payments		-	-	3,842	143,696	147,538	-	-	147,538
Transfer of expired options and warrants		-	-	-	(1,762,975)	(1,762,975)	-	1,762,975	-
Unrealized loss on investment securities, net of tax		-	-	-	-	-	(11,760)	-	(11,760)
Loss for the period		-	-	-	-	-	-	(329,008)	(329,008)
Balance, October 31, 2015		46,325,337	$45,204,895	$772,116	$472,296	$1,244,412	$75,828	$(28,289,910)	$18,235,225

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

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CORAL GOLD RESOURCES LTD.

Consolidated Statements of Cash Flows

For the nine months ended October 31, 2015 and 2014

(Expressed in Canadian dollars)

(Unaudited)

	Note	2015	2014

CASH PROVIDED BY (USED IN):

Operating Activities
Net loss		$(329,008)	$(426,613)
Adjustments for non-cash items:
Depreciation		1,717	1,797
Share-based payments		147,538	257,936
Foreign exchange gain		16,933	(2,261)
Finance costs		12,700	10,940
Gain on sale of investments		(27,059)	(7,130)
Gain on forgiveness of debt		(5,250)	-
Gain on settlement of debt		-	(25,719)

		(182,429)	(191,050)
Net change in non-cash working capital	16	1,646	103,520

		(180,783)	(87,530)

Investing Activities
Expenditures on exploration and evaluation assets		(179,238)	(413,939)
Proceeds on sale of investments		33,385	8,730
Increase (decrease) in reclamation bond		571,497	(43,982)

		425,644	(449,191)

Financing Activities
Issuance of shares for cash, net		173,994	712,250

Effect of exchange rate fluctuations on cash and equivalents		101	37

Net increase in cash and equivalents		418,956	175,566
Cash and cash equivalents, beginning of period		147,575	8,074

Cash and cash equivalents, end of period		$566,531	$183,640

Supplementary Cash Flow Disclosures
Cash paid during the year for:
Interest expense		$-	$-
Income taxes		$-	$-
Expenditures on exploration and evaluation assets included in amounts payable to related parties, net		$907	$(17,741)
Expenditures on exploration and evaluation assets included in amounts payable, net		$11,955	$(287,729)

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

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CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended October 31, 2015 and 2014

(Expressed in Canadian dollars)

(Unaudited)

1. NATURE AND CONTINUANCE OF OPERATIONS

Coral Gold Resources Ltd. (the "Company") was incorporated in 1988 under the Company Act of British Columbia and is primarily involved in the exploration and development of its mineral properties. The Company's head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company's common shares are traded on the TSX-V, OTCBB, and the Frankfurt Stock Exchange.

The business of mining and exploring for minerals involves a high degree of risk, and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration and evaluation assets and the Company's ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing.

These Condensed Consolidated Interim Financial Statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at October 31, 2015, the Company has a working capital of $431,063 and accumulated losses of $28,289,910. The Company has not yet generated any revenues from its operations. The Company is required to raise new financing through the sale of shares or issuance of debt to continue with its operations and to develop its mineral properties. Although management intends to secure additional financing, there is no assurance that management will be successful in its efforts to secure additional financing or that it will ever develop a self-supporting business. These factors together form a material uncertainty that may raise significant doubt about the Company's ability to continue as a going concern. These Condensed Consolidated Interim Financial Statements do not include any adjustments that might result from the outcome of this uncertainty.

2. BASIS OF PRESENTATION

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting under International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"). These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements of the Company, except for the accounting policies that have changed as a result of the adoption of new and revised standards and interpretations that are effective February 1, 2015. These condensed consolidated interim financial statements do not contain all of the information required for full annual financial statements. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the Company's January 31, 2015 annual consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB.

Foreign Currency Translation

The functional and reporting currency of the Company and its subsidiaries is the Canadian dollar. Transactions in currencies other than the Company's functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Foreign currency translation differences are recognized in net loss for the period.

The preparation of these Condensed Consolidated Interim Financial Statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the Condensed Consolidated Interim Financial Statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates under different assumptions and conditions.

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CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended October 31, 2015 and 2014

(Expressed in Canadian dollars)

(Unaudited)

2. BASIS OF PRESENTATION (continued)

Significant Accounting Judgements and Estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

a)	Going concern

Determining if the Company has the ability to raise the financing required to continue as a going concern is a judgment made by management. Further disclosure is included in Note 1.

b)	Impairment of equipment and exploration and evaluation assets

Management considers both external and internal sources of information in assessing whether there are any indications that the Company's equipment and exploration and evaluation assets are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its equipment and mining interests.

c)	Depreciation rate for equipment

Depreciation is allocated based on assumed asset lives. Should the asset life or depreciation rates differ from the initial estimate, an adjustment would be made in the consolidated statements of operations and comprehensive loss.

d)	Estimated reclamation provisions

The Company's provision for decommissioning liabilities represents management's best estimate of the present value of the future cash outflows required to settle estimated reclamation and site closure costs. The provision reflects estimates of future costs, inflation, and assumptions of risks associated with the future cash outflows, and the applicable risk free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

e)	Valuation of share based payments

The Company uses the Black Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company's earnings and equity reserves.

f)	Recognition and measurement of deferred tax assets and liabilities

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Weight is attached to tax planning opportunities that are within the Company's control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets/liabilities.

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CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended October 31, 2015 and 2014

(Expressed in Canadian dollars)

(Unaudited)

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Condensed Consolidated Interim Financial Statements include the accounts of the Company and its US subsidiaries.

	Ownership Interest	Jurisdiction	Nature of Operations
Coral Resources, Inc.	100%	Nevada, USA	Exploration Company
Coral Energy Corporation	100%	California, USA	Holding Company
Marcus Corporation	98.49%	Nevada, USA	Holding Company

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions are eliminated in preparing the Condensed Consolidated Interim Financial Statements.

Share-based payment transactions

The share option plan allows Company employees, directors, officers, and consultants to acquire shares of the Company. All options granted are measured at fair value, and are recognized in expenses as share-based payments with a corresponding increase in equity reserves. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of employee options is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. For non-employees, share-based payments are measured at the fair value goods and services received or the fair value or the fair value of the equity instruments issued, if it is determined the fair value cannot be reliably measured, and are recorded at the date the goods or services are received. The fair value of the options is accrued and charged either to operations or exploration and evaluation assets, with the offset credit to equity reserves. This includes a forfeiture estimate, which is revised for actual forfeitures in subsequent periods. Upon the expiration or cancellation of unexercised stock options, the Company will transfer the value attributed to those stock options from equity reserves to deficit.

Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to passage of time is recognized as accretion expense.

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CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended October 31, 2015 and 2014

(Expressed in Canadian dollars)

(Unaudited)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based payment transactions (continued)

Reclamation provision

The Company records the present value of estimated costs of legal and constructive obligations required to restore mineral properties in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and restoration, reclamation and re-vegetation of affected areas. The reclamation provisions are initially recorded with corresponding increase to the carrying amount of related mineral properties.

When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related mineral property. Over time, the discounted liability is increased for the change in present value based on the risk-free interest rate applicable to the future cash outflows, which is accreted over time through periodic charges to income or loss.

Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares. In the Company's case, diluted loss per share is the same as basic loss per share as the effects of including all outstanding options and warrants would be anti-dilutive.

New accounting standards adopted by the Company

The mandatory adoption of the following new and revised accounting standards and interpretations on February 1, 2015 had no significant impact on the Company's Condensed Consolidated Interim Financial Statements for the years presented:

Annual improvements

In December 2013, the IASB issued the Annual Improvements 2010-2012 and 2011-2013 cycles, effective for annual periods beginning on or after July 1, 2014.

The following accounting standards were issued but not yet effective as of October 31, 2015:

IFRS 7 Financial instruments: Disclosure

IFRS 7 was amended to require additional disclosures on transition from IAS 39 to IFRS 9. The standard is effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018. The Company is currently evaluating the impact this standard is expected to have on its condensed consolidated interim financial statements.

IFRS 9 – Financial Instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments ("IFRS 9") which is intended to reduce the complexity in the classification and measurement of financial instruments. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IFRS 10 Consolidated Financial Statements

The amendments to IFRS 10 will require a full gain or loss to be recognized when a transaction involves a business (whether it is housed in a subsidiary or not), while a partial gain or loss would be recognized when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. The amendments are effective for transactions occurring in annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact these amendments are expected to have on its condensed consolidated interim financial statements.

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CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended October 31, 2015 and 2014

(Expressed in Canadian dollars)

(Unaudited)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

New accounting standards adopted by the Company (continued)

Annual improvements

In September 2014, the IASB issued the Annual Improvements 2012-2014 cycle, effective for annual periods beginning on or after July 1, 2016. These annual improvements made necessary but non-urgent amendments to existing IFRSs. These amendments are not expected to have a significant impact on the Company's condensed consolidated interim financial statements.

4. EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition and exploration expenditures:

	Robertson Property	Ruf and Norma Sass Claims	Other	Total
Balance, January 31, 2014	$18,974,552	$52,489	$3	$19,027,044

Exploration costs during 2015:
Consulting	42,269	-	-	42,269
Lease payments	13,376	-	-	13,376
Taxes, licenses and permits	62,910	7,138	-	70,048
Balance, January 31, 2015	$19,093,107	$59,627	$3	$19,152,737

Exploration costs during the period:
Consulting	41,702	-	-	41,702
Lease payments	23,629	-	-	23,629
Taxes, licenses and permits	104,534	12,194	-	116,728
Balance, October 31, 2015	$19,262,972	$71,821	$3	$19,334,796

The Company has certain interests in 688 patented and unpatented lode mining claims located in Lander County, Nevada, subject to net smelter returns ("NSR") on production ranging from 4% to 10%, and which certain leases provide for advanced royalty payments.

a)	Robertson Property

On March 5, 2014, the Company entered into an exploration and option to joint venture agreement with Barrick Gold Corporation ("Barrick"). As a result, the Robertson property is now comprised of four contiguous claim groups known as the Core claims, Gold Ridge claims, Excluded claims, and Ruf claims.

(1) Core Claims

The Company holds an interest in 338 patented and unpatented lode mining claims. The Company owns 284 of these claims outright, of which 39 unpatented lode claims are owned by the Company's 98.49% owned subsidiary, Marcus Corporation.

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CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended October 31, 2015 and 2014

(Expressed in Canadian dollars)

(Unaudited)

4. EXPLORATION AND EVALUATION ASSETS (continued)

a)	Robertson Property (continued)

The remaining 54 claims are leased by the Company as follows:

(i) Chachas/Moore Lease

The Company assumed an option-to-purchase agreement dated November 30, 1975 related to 13 mineral claims, which form part of the Core claims of the Robertson Property. The total purchase price of the claims is US$2,000,000, which is payable in installments of US$1,000 per month until paid in full.

The property is subject to an 8% NSR. Any NSR royalty payments paid to the lessors are credited against the minimum monthly payments for a period equal to the value of the royalties paid at a rate of US$1,000 per month.

(ii) Blue Nugget, Lander Ranch, and Norma Sass Claims

The Company entered a mineral lease and option-to-purchase agreement with respect to 9 Blue Nugget claims, 27 Lander Ranch claims, 24 Norma claims, and 11 Sass claims, of which the Blue Nugget and Lander Ranch claims form part of the Core claims of the Robertson Property, and the Norma and Sass claims form part of the Norma Sass Property (Note 4c). Pursuant to the fifth amending agreement, the term of the lease was extended to April 21, 2013. The total purchase price of the claims is US$1,500,000, which is payable in annual installments of $500 per claim until paid in full.

In October 2015, the Company entered into a revised mining lease agreement to lease to 9 Blue Nugget claims and 27 Lander Ranch claims for a term of ten years. In consideration of the lease, the Company agrees to keep the claims in good standing by paying the annual federal and local claim maintenance fees, commencing with the 2015-2016 assessment year. The Company also has the option to purchase all of the owner's right, title, and interest in the Property, including owner's reserved royalty, for the sum of US$108,000 within twelve months of the agreement date. In each year thereafter, the option price will be increased by 10% or US$10,800. The Owner reserves the right to continue exploration, development, mining, and sale of turquoise on the Property, and agrees to defend, indemnify, and hold the Company harmless from all claims, demands, and liabilities arising from these activities.

(iii) Northern Nevada Lease

The Company entered a mineral lease with respect to 12 claims, which form part of the Core claims of the Robertson Property with an indefinite term. The claims are subject to a 4% NSR for which the Company is required to make minimum annual advanced royalty payments in the amount of $9,600 per year throughout the term of the lease. Of these 12 claims, 5 are part of the Core claims and 7 are part of Gold Ridge claims.

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CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended October 31, 2015 and 2014

(Expressed in Canadian dollars)

(Unaudited)

4. EXPLORATION AND EVALUATION ASSETS (continued)

a)	Robertson Property (continued)

(2) Gold Ridge Claims

In an agreement dated March 5, 2014, the Company granted Barrick Gold Exploration Inc. an option to purchase a 60% interest in 108 claims on the west side of the Core claims.

Of the 108 claims, 95 are owned outright and 13 are held under leases as follows.

(i) Breckon Lease June Claims

The Company entered a mineral lease and option-to-purchase agreement granting it the exclusive rights to explore, develop, and exploit six lode mining claims, which form part of the Gold Ridge claims of the Robertson Property. The agreement is for an initial term of four years expiring on March 22, 2012 in consideration of the payment of an annual rent of US$25,000, renewable in successive four-year terms, provided that the rent will increase by US$5,000 every four years. The agreement was renewed in March 2012 and will expire in March 2016, with annual rent of US$30,000.

The property is subject to a 3% NSR royalty, subject to the Company's exclusive right to purchase the NSR for US$1,000,000 per percentage point. The Company also has the exclusive right to purchase the property, subject to the NSR, for US$1,000,000.

(ii) Northern Nevada Lease

7 of the 12 lease claims are included in the Gold Ridge claims.

(3) Excluded Claims (previously referred to as Carve-out Claims) – 39% carried interest

By Agreement dated May 16, 1996, the Company granted Amax Gold Exploration Inc. ("Amax") an option to purchase a 61% interest in 132 claims (originally 219 claims). Amax exercised the option by paying twice the amount the Company had incurred in exploration expenditures on the property. Under the terms of the Agreement, the Company has a 39% carried interest.

The Amax 61% interest was subsequently acquired by Cortez GML, and is currently owned by Barrick Gold Corporation.

(4) Ruf Claims – 66.67% owned

By an amended option agreement dated September 13, 1995, the Company granted Levon Resources Ltd., a company related by common directors, an option to purchase a 50% interest in 58 claims including 23 Ruf, 24 Norma and 11 Sass Claims (Notes 4a(1)(iii) and 4d), of which the Ruf claims form a portion of the Robertson Property and the Norma Sass claims constitute the Norma Sass Property. On December 31, 2002, the Agreement was amended whereby Levon earned a 33.33% interest in these claims. Expenditures incurred on the Ruf claims have been classified to Ruf and Norma Sass claims in the exploration expenditure table. A third party holds a 3% NSR royalty from some of these mining claims, up to a limit of US$1,250,000.

In May 2015, Coral received a notice of termination from Barrick on the Gold Ridge Exploration and Option to Joint Venture agreement due to budgetary constraints.

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CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended October 31, 2015 and 2014

(Expressed in Canadian dollars)

(Unaudited)

4. EXPLORATION AND EVALUATION ASSETS (continued)

b)	Norma Sass Property – 66.67% interest

The Company holds a 66.67% interest in the 38 Norma Sass mining claims located in Lander County, Nevada, pursuant to a mineral lease and option-to-purchase agreement (Note 4a(4)). The remaining 33.33% interest is held by Levon.

c)	JDN Hilltop Crest – 100% interest

The Company holds a 100% interest in 27 claims in the Hilltop District, Lander County, Nevada.

d)	Eagle Claims – 50% interest

The Company holds a 50% interest in 45 claims in the Eagle Claims situated in the Shoshone Range, Lander County, Nevada. The remaining 50% interest is held by Levon.

Realization of Exploration and Evaluation Assets

The investment in and expenditures on exploration and evaluation assets comprise a significant portion of the Company's assets. Realization of the Company's investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal. Resource exploration and development is highly speculative and involves inherent risks. While the rewards can be substantial if an ore body is discovered, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

Title to Exploration and Evaluation Assets Interests

Although the Company has taken steps to verify the title to exploration and evaluation assets in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Environmental

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material, and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company other than the amount presented and disclosed as a reclamation provision in these Condensed Consolidated Interim Financial Statements.

Environmental legislation is becoming increasingly stringent, and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company's operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

- 14 -

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended October 31, 2015 and 2014

(Expressed in Canadian dollars)

(Unaudited)

5. IMPAIRMENT OF EXPLORATION AND EVALUATION ASSETS

The Company reviews the carrying amounts of its long term assets at each statement of financial position date to determine whether there is any indication that those assets are impaired.

During the year ended January 31, 2014 the Company determined that 184 claims were insignificant to the core property and did not warrant additional expenditures for claims maintenance. The 184 claims were previously part of the core claims – 100% and described in note 4 (a). The Company concluded that these claims were not required to maintain the value of the other core claims and therefore the costs incurred to date on those claims should be written off. The value attributed to the claims that were written off was $498,578. The Company acquired these claims between 1986 and 1991.

- 15 -

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended October 31, 2015 and 2014

(Expressed in Canadian dollars)

(Unaudited)

 6. PROPERTY AND EQUIPMENT

	Land	Buildings	Vehicles	Computer Hardware	Equipment	TOTAL
	$	$	$	$	$	$
COST
Balance at January 31, 2014	84,127	18,708	6,920	5,926	3,459	119,140
Additions	-	-	-	-	-	-
Balance at January 31, 2015	84,127	18,708	6,920	5,926	3,459	119,140
Additions	-	-	-	-	-	-
Balance at October 31, 2015	84,127	18,708	6,920	5,926	3,459	119,140

ACCUMULATED DEPRECIATION
Balance at January 31, 2014	-	6,080	6,920	5,354	1,403	19,757
Depreciation	-	1,872	-	114	411	2,397
Balance at January 31, 2015	-	7,952	6,920	5,468	1,814	22,154
Depreciation	-	1,401	-	69	247	1,717
Balance at October 31, 2015	-	9,353	6,920	5,537	2,061	23,871

CARRYING VALUE
At January 31, 2015	84,127	10,756	-	458	1,645	96,986
At October 31, 2015	84,127	9,355	-	389	1,398	95,269

- 16 -

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended October 31, 2015 and 2014

(Expressed in Canadian dollars)

(Unaudited)

7. INVESTMENT IN MARKETABLE SECURTIES

At October 31, 2015, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	220,000	$11,637	$23,563	$35,200
SciVac Therapeutics Inc.	440,000	23,274	69,126	92,400
Great Thunder Gold Corp.	17,291	1,297	(951)	346

		$36,208	$91,738	$127,946

At January 31, 2015, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	519,071	$41,237	$104,103	$145,340
Great Thunder Gold Corp	17,291	1,297	(605)	692

		$42,534	$103,498	$146,032

During the nine months ended October 31, 2015, the Company recorded an unrealized loss of $11,760 (2014 - $13,809) on investments in marketable securities, representing the change in fair value during the period.

Certain directors of Levon Resources Ltd. and Great Thunder Gold Corp. are also directors of the Company.

During the nine months ended October 31, 2015, the Company sold 79,071 (2014 – 20,000) Levon shares and realized a gain of $27,059 (2014 - $7,130).

During the nine months ended October 31, 2015, Levon completed a transaction with SciVac Therapeutics Inc. ("SciVac") resulting in the exchange of 0.5 of a common share of Levon for each previous Levon common share held, and the issuance of one new SciVac common share for each previous Levon common share held.

8. RECLAMATION BONDS

Under the Bureau of Land Management of the United States (the "Bureau"), the Company is required to hold reclamation bonds that cover the estimated cost to reclaim the ground disturbed.

As at October 31, 2015, the total reclamation deposits were $83,680 (US$64,000) (January 31, 2015 - $655,209 (US$515,466)).

The Company placed the funds in trust with a fully secured standby letter of credit lodged as collateral in support of the bond. Interest is accrued on the bond at a monthly weighted average rate of 0.05% (2014 - 0.05%).

- 17 -

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended October 31, 2015 and 2014

(Expressed in Canadian dollars)

(Unaudited)

9. SHARE CAPITAL

a)	Authorized

Unlimited common shares without par value. All shares outstanding are fully paid.

b)	Issued during 2015 and 2014

On September 10, 2015, the Company closed a non-brokered private placement of 3,500,000 units at a price of $0.05 per unit for gross proceeds of $175,000. Each unit consists of one common share and one non-transferrable share purchase warrant.

On August 5, 2014, the Company issued 45,000 common shares upon the exercise of share purchase warrants for gross proceeds of $6,750.

On July 28, 2014, the Company issued 857,296 common shares to three related companies settling amounts payable totalling $205,751 at a deemed price of $0.24 per share. The shares issued had a fair value of $180,032 and the Company recorded a gain on settlement of debt of $25,719. The shares issued by the Company are subject to a four month hold period that expired on November 29, 2014.

On March 13, 2014, the Company closed a non-brokered private placement issuing 4,150,000 common shares at a price of $0.17 per common share for gross proceeds of $705,500.

c)	Share purchase warrants and compensation options

On September 10, 2015, the Company issued 3,500,000 share purchase warrants as part of a non-brokered private placement. Each warrant entitles the investor to purchase one additional common share in the capital of the Company at an exercise price of $0.10 for a term of two years expiring on September 10, 2017.

On July 13, 2015, the TSX Venture Exchange approved an extension of the expiry date of the warrants issued pursuant to the private placement that closed on July 17, 2013 by three years from July 17, 2015 to July 17, 2018. All other terms remained the same.

As a result of the extension, the Company recorded an additional aggregate fair value compensation cost in the amount of $143,696, which has been estimated using the Black-Scholes option pricing model with the following assumptions for the fair value of the amended warrants at the date of the amendment: risk-free interest rate of 0.38%, dividend yield of 0%, volatility of 100.44%, and an expected life of 3 years.

On September 23, 2014, the TSX Venture Exchange approved the final extension of the expiry dates of the warrants issued pursuant to the private placement that closed on April 1, 2010 from October 1, 2014 and October 23, 2014 to April 1, 2015 and April 23, 2015 respectively. All other terms remained the same. These warrants expired unexercised on April 1, 2015 and April 23, 2015 respectively.

As a result of the extension, the Company recorded an additional aggregate fair value compensation cost in the amount of $21,616, which has been estimated using the Black-Scholes option pricing model with the following assumptions for the fair value of the amended warrants at the date of the amendment: risk-free interest rate of 1.15%, dividend yield of 0%, volatility of 92.75% and 116.13% respectively, and an expected life of 0.5 years.

- 18 -

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended October 31, 2015 and 2014

(Expressed in Canadian dollars)

(Unaudited)

9. SHARE CAPITAL (continued)

c)	Share purchase warrants and compensation options (continued)

A summary of the share purchase warrants and compensation options issued, exercised and expired during the periods ended October 31, 2015 and January 31, 2015 is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, January 31, 2014	10,158,620	$0.53
Exercised	(45,000)	$0.15
Balance, January 31, 2015	10,113,620	$0.53
Issued	3,500,000	$0.10
Expired	(6,464,120)	$0.75
Balance, October 31, 2015	7,149,500	$0.13

Details of share purchase warrants outstanding as of October 31, 2015 and January 31, 2015 are:

	Exercise	Warrants Outstanding and Exercisable
Expiry Date	Price per Share	October 31, 2015	January 31, 2015

April 1, 2015	$0.75	-	4,709,120
April 23, 2015	$0.75	-	1,755,000
September 10, 2017	$0.10	3,500,000	-
July 17, 2018	$0.15	3,649,500	3,649,500
		7,149,500	10,113,620

d)	Stock options

The Company's stock option plan provides for the granting of options to directors, officers, employees, and consultants. Under the terms of the option plan, options issued will not exceed 10% (2014 - 10%) of the issued and outstanding shares from time to time. The option price under each option is not less than the discounted market price on the grant date. The expiry date for each option is set by the Board of Directors at the time of issue and cannot be more than ten years after the grant date. All options vest 100% on the grant date unless a vesting schedule is set by the Board of Directors at the time of issue.

- 19 -

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended October 31, 2015 and 2014

(Expressed in Canadian dollars)

(Unaudited)

9. SHARE CAPITAL (continued)

d)	Stock options (continued)

For the periods ended October 31, 2015 and January 31, 2015 stock option activity is summarized as follows:

	Number of Options	Weighted Average Exercise Price
Stock options outstanding, January 31, 2014	3,155,000	$0.50
Granted	1,420,000	$0.24
Cancelled	-	-
Expired	(605,000)	$0.71
Stock options outstanding, January 31, 2015	3,970,000	$0.38
Granted	500,000	$0.18
Cancelled	(355,000)	$0.42
Expired	(600,000)	$0.43
Stock options outstanding, October 31, 2015	3,515,000	$0.33

A summary of stock options outstanding as at October 31, 2015 is as follows:

Number Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (years)	Intrinsic Value	Expiry Date
345,000	$0.800	0.22	$0.00	January 21, 2016
800,000	$0.400	1.32	$0.00	February 22, 2017
600,000	$0.300	1.95	$0.00	October 12, 2017
1,270,000	$0.240	3.37	$0.00	March 14, 2019
100,000	$0.125	4.94	$0.00	October 6, 2020
100,000	$0.150	4.94	$0.00	October 6, 2020
100,000	$0.175	4.94	$0.00	October 6, 2020
100,000	$0.200	4.94	$0.00	October 6, 2020
100,000	$0.225	4.94	$0.00	October 6, 2020
3,515,000	$0.332	2.57

As at October 31, 2015, 3,015,000 options were exercisable at a weighted-average exercise price of $0.36. The weighted average remaining contractual life of stock options outstanding as at October 31, 2015 was 2.57 years.

- 20 -

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended October 31, 2015 and 2014

(Expressed in Canadian dollars)

(Unaudited)

10. SHARE-BASED PAYMENTS

On October 6, 2015, the Company granted incentive stock options for the purchase of up to 500,000 common shares to a consultant. These 500,000 stock options have the following prices and vesting terms, and are exercisable on or before October 6, 2020:

-	100,000 at a price of $0.125 vesting after three months
-	100,000 at a price of $0.15 vesting after six months
-	100,000 at a price of $0.175 vesting after nine months
-	100,000 at a price of $0.20 vesting after twelve months
-	100,000 at a price of $0.225 vesting after fifteen months

On March 14, 2014, the Company granted incentive stock options for the purchase of up to 1,420,000 common shares at a price of $0.24 per share to directors, officers, consultants, and employees of the Company. 50,000 of these stock options are expired unexercised on March 14, 2015, and 1,370,000 stock options are exercisable on or before March 14, 2019.

The Company recorded total share-based payments of $3,842 for the grant and vesting of stock options during the nine months ended October 31, 2015 (2014 - $236,320) as follows:

	2015	2014

Directors, officers and employees	$-	$214,200
Investor relations	203	10,220
Consultants	3,639	11,900
	$3,842	$236,320

Option pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options re-valued and granted to officers, directors, consultants and employees was calculated using the Black-Scholes model with following weighted average assumptions:

	2015	2014
Weighted average assumptions:
Risk-free interest rate	0.75%	1.39%
Expected dividend yield	-	-
Expected option life (years)	4.94	4.86
Expected stock price volatility	93.50%	96.63%
Weighted average fair value at grant date	$0.06	$0.17

Expected volatility was forecasted based on the historical volatility of the Company.

- 21 -

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended October 31, 2015 and 2014

(Expressed in Canadian dollars)

(Unaudited)

11. RELATED PARTY TRANSACTIONS AND BALANCES

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere in these financial consolidated statements are as follows:

a)	Key Management Compensation

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers for the nine months ended October 31 was as follows:

	2015	2014

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$50,398	$47,815
Other members of key management	19,533	17,797

Share-based payments
Members of the Board of Directors	-	161,500
Other members of key management	-	34,000
	$69,931	$261,112

b)	In the normal course of operations the Company transacts with companies related to its directors or officers. The following amounts are receivable from related parties:

	October 31, 2015	January 31, 2015
Levon Resources Ltd.	$60,590	$58,903

c)

In the normal course of operations the Company transacts with companies with directors or officers in common. During the year ended January 31, 2015, the Company settled $205,751 of related party debt through issuance of common shares of the Company, as described in Note 9(b). At October 31, 2015 and January 31, 2015, the following amounts are payable to related parties:

	October 31, 2015	January 31, 2015
Directors	$66,000	$52,500
Oniva International Services Corp.	9,724	5,514
Sampson Engineering Inc.	907	1,200
Wear Wolfin Designs Inc.	-	5,250
Saulnier Capital Corp.	-	1,103
Frobisher Securities Ltd.	4,200	4,200
Intermark Capital Corp.	2,625	13,125
	$83,456	$82,892

The amounts included above in 11(b) and 11(c) are unsecured, non-interest bearing with no fixed terms of repayment.

- 22 -

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended October 31, 2015 and 2014

(Expressed in Canadian dollars)

(Unaudited)

11. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

d)	Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. ("Oniva"), as described in Note 13. The transactions with Oniva during the nine months ended October 31 are summarized below:

	2015	2014
Salaries and benefits	$51,386	$29,118
Office and miscellaneous	19,731	21,974

	$71,117	$51,092

12. RECLAMATION PROVISION

The Company's reclamation provision relates to the reclamation work required by the Bureau to be performed on the Robertson Property.

Management estimates the total undiscounted inflation-adjusted amount of cash flows required to settle its reclamation provision to be approximately $591,215 (US$452,172) (January 31, 2015 - $574,756 (US$452,172)), which is expected to be incurred during 2018. The risk-free rate of 3% (January 31, 2015 – 3%) was used to calculate the present value of the reclamation provision.

A reconciliation of the reclamation provision is as follows:

	October 31, 2015	January 31, 2015

Beginning balance	$566,410	$484,000
Unwinding of discount	12,700	14,519
Change in estimates	-	-
Change in foreign exchange rate	18,689	67,891
	$597,799	$566,410

13. COMMITMENTS

The Company has a cost-sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month's notice by either party. Transactions and balances with Oniva are disclosed in Note 11.

- 23 -

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended October 31, 2015 and 2014

(Expressed in Canadian dollars)

(Unaudited)

14. FINANCIAL INSTRUMENTS

The fair values of the Company's cash and cash equivalents, amounts receivable from a related party, accounts payable, and amounts payable to related parties approximate their carrying values due to the short-term nature of these instruments. Investment securities are accounted for at fair value based on quoted market prices.

The Company's financial instruments are exposed to certain financial risk, credit risk, liquidity risk, and market risk.

a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company's cash and cash equivalents is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable (excluding GST).

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

Concentration of credit risk exists with respect to the Company's cash and cash equivalents and reclamation deposits as the majority of the amounts are held with a single Canadian and US financial institution. The Company's concentration of credit risk, and maximum exposure thereto, is as follows:

	October 31, 2015	January 31, 2015

Cash held at major financial institutions
Canada – cash	$168,211	$103,470
US - cash	398,320	44,105

	566,531	147,575
Reclamation deposits held at major financial institutions	83,680	655,209

Total cash and reclamation deposits	$650,211	$802,784

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company had working capital of $431,063 as at October 31, 2015 (January 31, 2015 - $11,324). The Company has cash at October 31, 2015 in the amount of $566,531 (January 31, 2015 - $147,575) in order to meet short-term business requirements. At October 31, 2015, the Company had current liabilities of $140,870 (January 31, 2015 - $154,653). Accounts payable have contractual maturities of approximately 30 days and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

The Company will require additional cash funding to conduct its planned exploration programs, meet its administrative overhead costs, and maintain its mineral properties in 2016.

- 24 -

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended October 31, 2015 and 2014

(Expressed in Canadian dollars)

(Unaudited)

14. FINANCIAL INSTRUMENTS (continued)

c)	Market risk

Market risk consists of interest rate risk, foreign currency risk, and other price risk. These are discussed further below.

Interest rate risk

Interest rate risk consists of two components:

(i)       To the extent that payments made or received on the Company's monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)      To the extent that changes in prevailing market rates differ from the interest rate in the Company's monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, the Company is not exposed to significant interest rate price risk as at October 31, 2015 and January 31, 2015.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency risk with respect to cash, other amounts receivable, accounts payable and accrued liabilities, and amounts payable to related parties, as a portion of these amounts are denominated in US dollars as follows:

	October 31, 2015		January 31, 2015

Cash	US$	304,642	US$	34,698
Other amounts receivable		141		2,343
Amounts receivable from a related parties		46,340		46,340
Reclamation bonds		64,000		515,466
Accounts payable		(7,553)		(15,945)

Net exposure	US$	407,570	US$	582,902

Canadian dollar equivalent		$532,898		$740,927

Based on the net Canadian dollar denominated asset and liability exposures as at October 31, 2015, a 10% (January 31, 2015 – 10%) fluctuation in the Canadian/US exchange rates will impact the Company's net loss and comprehensive loss by approximately $53,290 (January 31, 2015 - $74,093).

The Company manages foreign currency risk by minimizing the value of financial instruments denominated in foreign currency. The Company has not entered into any foreign currency contracts to mitigate this risk.

- 25 -

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended October 31, 2015 and 2014

(Expressed in Canadian dollars)

(Unaudited)

14. FINANCIAL INSTRUMENTS (continued)

c)	Market risk

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities, as they are carried at fair value based on quoted market prices.

The Company's ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

d)	Classification of Financial instruments

IFRS 7 'Financial Instruments: Disclosures' establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company's financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at October 31, 2015:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$566,531	-	-
Investments in marketable securities	127,946	-	-
	$694,477	-	-

15. CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the exploration and development of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders' equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements. There were no changes to the Company's capital management during the nine months ended October 31, 2015.

- 26 -

CORAL GOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended October 31, 2015 and 2014

(Expressed in Canadian dollars)

(Unaudited)

16. ADDITIONAL CASH FLOW DISCLOSURES

The net change in non-cash working capital is comprised of the following:

	October 31, 2015	October 31, 2014

Amounts receivable	$13,029	$(8,365)
Amounts receivable from a related party	-	(6,059)
Prepaid expenses	(29)	(1,097)
Accounts payable and accrued liabilities	(12,212)	97,406
Amounts payable to related parties	858	21,635
	$1,646	$103,520

17. SEGMENTED INFORMATION

The Company operates one operating segment, mineral exploration and development activities. The Company is in the exploration stage and, accordingly, has no reportable revenues for the periods ended October 31, 2015 and January 31, 2015.

The Company has non-current assets in the following geographic locations:

	October 31, 2015	January 31, 2015
Canada	$129,736	$148,139
USA	19,572,545	19,961,728
	$19,702,281	$20,109,867